Boxabl Inc.

Financial Statements

For the Years Ended December 31, 2020 and 2019

Contents

dbbmckennon

INDEPENDENT AUDITORS' REPORT

To the Management and Directors of Boxabl Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Boxabl Inc. (formerly Boxabl, LLC) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members' and stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has experienced operational losses from Inception and has yet to commence its intended operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

dbb*mckennon*
San Diego, California
April 22, 2021

2

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

Boxabl Inc.
(formerly Boxabl, LLC)

Balance Sheets

	December 31, 2020		December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$ 3,676,341	$	115,980
Deferred cost of sales	-		90,000
Prepaid expenses	126,838		-
Other current assets	-		4,009
Total current assets	3,803,179		209,989
Machinery and equipment, net	53,222		69,889
Security deposits	526,000		-
Deferred offering costs	13,000		-
Deposits on equipment	410,606		-
Total assets	$ 4,806,007	$	279,878
Liabilities and Stockholders'/ Members' Equity			
Current liabilities:			
Accounts payable	$ 126,689	$	149,272
Deferred revenue	2,346,893		60,000
Customer deposits	376,175		-
Loan payable- related party	563,911		-
Other current liabilities	27,400		-
Total current liabilities	3,441,068		209,272
Convertible promissory notes	167,700		-
Total liabilities	3,608,768		209,272
Commitments and contingencies			
Members' equity			888,921
Series A Preferred stock, $0.0001 par, 75 million shares authorized, 17,086,479 shares issued and outstanding	2,289,425		-
Common stock, $0.0001 par, 425 million shares authorized, 300 million shares issued and outstanding.	30,000		-
Additional paid-in capital	858,921		-
Accumulated deficit	(1,981,107)		(818,315)
Total stockholders'/members' equity	1,197,239		70,606
Total liabilities and stockholders'/members' equity	$ 4,806,007	$	279,878

See Notes to the Financial Statements.

Boxabl Inc.
(formerly Boxabl, LLC)

Statements of Operations

	For the Year Ended December 31, 2020		For the Year Ended December 31, 2019	
Revenue	$	90,000	$	60,000
Cost of goods sold		90,000		60,000
Gross profit		-		-
Expenses:				
General and administrative		677,313		188,495
Sales and marketing		183,047		11,705
Research and development		302,432		507,347
Total operating expenses		1,162,792		707,547
Operating loss		(1,162,792)		(707,547)
Net loss	$	(1,162,792)	$	(707,547)
Net loss per common share – basic and diluted	$	(0.00)		-
Weighted average common shares – basic and diluted		300,000,000		-

See Notes to the Financial Statements

Boxabl Inc.
(formerly Boxabl, LLC)
Statement of Changes in Stockholders' and Members
Equity for the Years Ended December 31, 2020 and 2019

	Members' Equity	Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' & Members' Equity
		Shares	Amount	Shares	Amount			
Balance, December 31, 2018	$ 258,111	-	$ -	-	$ -	$ -	$ (110,768)	$ 147,343
Members' contributions	630,810	-	-	-	-	-	-	630,810
Net loss	-	-	-	-	-	-	(707,547)	(707,547)
Balance, December 31, 2019	888,921	-	-	-	-	-	(818,315)	70,606
Conversion of LLC to C Corporation	(888,921)	-	-	300,000,000	30,000	858,921	-	-
Issuance of Series A Preferred Stock	-	17,086,479	2,439,225	-	-	-	-	2,439,225
Offering costs	-	-	(149,800)	-	-	-	-	(149,800)
Net loss	-	-	-	-	-	-	(1,162,792)	(1,162,792)
Balance, December 31, 2020	$ -	17,086,479	$ 2,289,425	300,000,000	$ 30,000	$ 858,921	$ (1,981,107)	$ 1,197,239

See Notes to the Financial Statements

Boxabl Inc.

(formerly Boxabl, LLC)

Statements of Cash Flows

		For Year Ended December 31,		
		2020		2019
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(1,162,792)	$	(707,547)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation		16,667		8,241
Changes in operating assets and liabilities:				
Deferred costs of sales		90,000		(30,000)
Other current assets		(122,829)		(4,009)
Accounts payable		(22,582)		114,561
Deferred revenue		2,286,893		40,000
Customer deposits		376,175		-
Other current liabilities		27,400		-
Net cash provided by (used in) operating activities		1,488,932		(578,754)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment and deposits		(410,607)		(56,171)
Deposits		(526,000)		-
Net cash used in investing activities		(936,607)		(56,171)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from capital contributions		-		630,810
Proceeds from loan payable – related parties		623,870		-
Payments on loans payable – related parties		(59,959)		-
Proceeds from convertible notes payable		167,700		-
Offering costs		(162,800)		-
Proceeds from sale of Series A preferred stock		2,439,225		-
Net cash provided by financing activities		3,008,036		630,810
Net (decrease) increase in cash and cash equivalents		3,560,361		(4,115)
Cash and cash equivalents at the beginning of year		115,980		120,095
Cash and cash equivalents at end of year	$	3,676,341	$	115,980
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

See Notes to the Financial Statements.

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is a development stage Nevada ("C") corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The financial statements of Boxabl Inc., (which may be referred to as the "Company", "Boxabl", "we", "us" or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as "boxes", "casita", "ADU" or "Alternative Dwelling Unit") is in the process of building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

NOTE 2 – GOING CONCERN

The Company incurred a net loss of $1,162,792 during the year ended December 31, 2020 and currently has limited revenues, which creates substantial doubt of its ability to continue as a going concern.

The Company expects to obtain funding through equity placement offerings until it consistently achieves positive cash flows from operations. The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management's plan to address this need includes, (a) continued exercise of tight controls to conserve cash, and (b) obtaining additional equity financing. There are no assurances that our plans will be successful. See Notes 7 and 9 for amounts raised and for additional information regarding the Company's offerings.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with GAAP and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates. Measures taken by various governments to contain the virus have affected economic activity. We have taken a several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our stakeholders and securing the supply of material that are essential to our production process. At this stage, the impact on our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our foreign suppliers. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our stakeholders.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

- Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of approximately five years. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements will be depreciated over the lesser of the lease term or the estimated useful life.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment charges were recorded for the years ended December 31, 2020 and 2019.

Revenue Recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the year ended December 31, 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-19. In addition, the adoption of the ASU did not have an impact on operations and financial statements. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract.
- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met. As of December 31, 2020, and 2019, the Company had deferred revenue of $2,346,893 and $60,000 presented in the accompanying balance sheets, respectively.

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units for a total contract price of $9,245,574. The Company received a progress payment from the customer of $2,346,893 in December 2020 for which is reflected as deferred revenue.

The Company has received $376,175 in customer deposits for over 2,100 Boxabl units as of December 31, 2020. The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation. The customer can request a refund of the deposit until a sale agreement is entered.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company's finished products, shipping, and the related labor overhead charges associated with that production. The cost of goods sold relate to contracts to provide a prototype home unit for display at a show, thus, costs incurred more than revenues recorded in connection with the contract are classified as research and development as these were determined to be costs associated with improving the Company's process, in tandem to a prototype.

Advertising and Promotion

Advertising and promotion are expensed as incurred. Advertising and promotion expense for the years ended December 31, 2020 and 2019 amounted to approximately $183,000 and $12,000, respectively, which is included in sales and marketing expense.

Research and Development

Research and development costs consisting of design, materials, consultants related to prototype developments are expensed as incurred. Total research and development costs for the years ended December 31, 2020 and 2019 are $302,432 and $507,347, respectively.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation ("FDIC") insurance premiums. The Company has never experienced any losses related to these balances.

For the years ended December 31, 2020 and 2019, one customer represented 100% of the total revenues for both years. The loss of this customer would have significant impact on the Company's operations.

Income Taxes

The Company was formed as a Limited liability Company in Nevada for which the Company's policy was to record distributions to its members related to the member's federal and state income taxes that are attributable to the net income of the Company. The Company records such distributions when they are declared and made to the member. Federal and state income tax regulations require that the income or loss of a limited liability Company be included in the tax returns of the members; accordingly, there are no liabilities or provisions for income taxes recorded in the accompanying financial statements for the year ended December 31, 2019.

On June 16, 2020, the Company converted to a Nevada Corporation. The conversion was tax-free under Internal Revenue Code, which is typically defined as a mere change in identity, form, or place of organization. Management elected to terminate the LLC election effective June 15, 2020 and the Company will operate for tax purposes as a C corporation from that date forward.

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

During the year ended December 31, 2020, the Company evaluated its net deferred tax assets of $167,794, which consisted primarily of net operating loss carryforward and determined a full valuation allowance was appropriate.

At December 31, 2020, the Company's net operating loss ("NOL") carry forward was $852,242, which originated from losses from June 15, 2020 forward. NOLs originating in 2020 can be carried forward indefinitely. The difference between the statutory rate of 21% and the effective tax rate is due to a full valuation allowance on deferred tax assets.

As of December 31, 2020, and 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company's tax return from 2018 forward is open to federal and state tax examination. As of December 31, 2020, and 2019, there were not ongoing tax examinations.

Deferred Offering Costs

Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. Costs associated with the Company's Regulation CF and Regulation D totaled $149,800 which are netted against the related proceeds within stockholders' equity. The Company had $13,000 of deferred offering costs, included in the non-current asset section, on the accompanying balance sheet at December 31, 2020 related to its anticipated Regulation A offering.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2020, the Company's potentially dilutive instruments were the convertible promissory notes for which a conversion price had not been established and the Series A preferred stock for which is contingently convertible.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. The Company is currently determining the impact on their financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4 – PROPERTY AND EQUIPMENT

The Company's property and equipment consist of the following amounts as of December 31, 2020, and 2019:

	December 31, 2020	December 31, 2019
Machinery and Equipment	$ 83,336	$ 83,336
Less Accumulated Depreciation	(30,114)	(13,447)
	$ 53,222	$ 69,889

During the years ended December 31, 2020 and 2019, the Company recognized $16,667 and $8,241 in depreciation expense, respectively.

In November 2020, the Company ordered $800,827 in factory equipment to be delivered in 2021. $400,450 in deposits payments were paid as of December 31, 2020. The total amount recorded as Deposits on Equipment on the balance sheet.

NOTE 5 – DEBT

Loan Payable to Officers

The Company executed a promissory note to the Company's majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021.

Convertible Notes Payable

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price equal to 75% of the per share price paid by the purchasers of such equity securities in the offering. If the convertible promissory notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. A beneficial conversion feature was not recorded as the convertible promissory notes are contingently convertible. As of December 31, 2020, the Company received $167,700 in convertible promissory notes. See Note 9 for additional convertible notes received subsequent to December 31, 2020.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a verbal contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services for which the related party covers the costs for which are incurred on behalf of the Company. There are no markups on these shared costs by the related party. During the year ended December 31, 2019, the controlling member contributed $630,810 to the Company for operating capital and research and development costs. Amounts provided by the related party in 2020 were treated as loans, see Note 5 for additional information.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company's majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of December 31, 2020, no amounts are due under the agreement.

See Note 5 and 7 for additional related party transactions.

NOTE 7 – STOCKHOLDERS' EQUITY / MEMBERS' EQUITY

Members' Equity

The Company accounts for membership units as a percentage. As of December 31, 2019, 100% of the membership units were issued and outstanding. Allocation of income, losses, and voting was based on the percentages held by holder.

During the year ended December 31, 2019, the Company's member contributed $630,810 to fund operations and manufacture three Casita prototypes.

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020. In conjunction with the conversion, the Company authorized the issuance of 425 million shares of common stock with a par value of $0.0001 and 75 million shares of preferred stock with a par value of $0.0001. The Company initially designated all shares of preferred stock as "Series A Preferred Stock", see below for rights and preferences.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 85 million, for which 20,251,698 and 64,748,302 shares were designated as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On June 16, 2020, 300 million common shares were issued to the Company's two stockholders in exchange for their membership interests in Boxabl, LLC.

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company's stockholders agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 preferred stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The "Series A Original Issue Price" shall mean $0.17 per share, and the "Series A-1 Original Issue Price" shall mean $0.79 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

The Company's Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 15,515,891 Series A Preferred Stock at $0.14 per share during the year ended December 21, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Regulation D to investors at a price of $0.17 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 1,570,588 Series A Preferred Stock at $0.17 per share as of December 31, 2020.

On December 13, 2020, the Company engaged a broker dealer to perform administrative and compliance related functions in connection with the Company pending Regulation A capital raise of up to $49,500,000. No underwriting or placement agent services will be provided. As compensation for the services, the Company has agreed to pay the broker dealer a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds. In addition, the agreement requires the payment $20,000 after the issuance of a No Objection Letter by FINRA and reimbursement of up to $5,000 in expenses. In December 2020, the Company paid $13,000, and was recorded in other assets as deferred offering costs in the accompanying balance sheet as of December 31, 2020.

On October 17, 2020, the Company entered into an exclusive placement agency agreement. Under the terms of the agreement the Company is to pay the placement agency between 2-7.0% of the aggregate subscription proceeds for equity sold under the ongoing offerings, including the pending Regulation A offering depending on various factors.

The Company has filed to raise up to $49,500,000 pursuant to Regulation A offering. The Company is offering a maximum of 62,658,228 shares of its Series A-1 Preferred Stock at a price of $0.79 per share on a "best-efforts" basis, as well as up to 3,571,429 shares of its Series A Preferred Stock at a price of $0.14 per share. The Company has set a minimum of $1,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A -1 Preferred Stock. There is no minimum for the Series A Preferred Stock.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Significant Contracts

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The Company will receive two progress payments. The first progress payment is 25% of the purchase order price upon acceptance of the purchase order, and the second progress payment is 25% of the purchase order price due on or after 120 days after the date of the purchase order acceptance. The remaining 50% of the purchase order balance will be prorated by the number of units included in each shipment. The Company received a progress payment of $2,346,893 in December 2020 which was recorded as deferred revenue on the balance sheet as of December 31, 2020. The 156 Casitas are to be completed and delivered by October 2021.

Operating Lease

The Company has a verbal lease agreement with a related party to rent warehouse and office space on a month-to-month basis. The Company's portion of the monthly rent is approximately $4,200.

Total rent expense for the years ended December 31, 2020 and 2019 was $48,127 and $42,959, respectively.

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month's rent, $87,229, and first-month's Tenant's Percentage of Operating Expense Fees (CAM's) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM will begin on May 1, 2021. The Company's first five (5) months have been abated by the landlord and the Company will begin making monthly rent payments on October 1, 2021. Rents increase by 3% annually.

The following table summarizes the Company's future minimum commitment under the non-cancelable operating lease agreements as of December 31, 2020.

Date	Total
2021	$ 284,641
2022	1,091,677
2023	1,106,012
2024	1,139,192
2025	1,173,368
Thereafter	903,465
Totals	$ 5,698,355

Litigation

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events thru April 22, 2021, the date on which the financial statements were available to be issued.

The Company's $1,000,000 offering of Series A Preferred Stock pursuant to Regulation D raised an additional $265,250 in proceeds and the issuance of 1,560,294 Series A Preferred Stock at $0.17 per share.

The Company's offering of convertible promissory notes pursuant to Regulation D raised an additional $2,821,128 in proceeds. $2.0 million of the proceeds received are convertible at 50% discount to the proposed Regulation A offering price.

The Company purchased $1,264,000 in factory equipment in 2021.

In February 2021, the Company received the second progress payment from a customer in the amount of $2,275,892 as stipulated in the purchase order. See Note 8.

In March 2021, the Company obtained a $50,000 Paycheck Protection Program loan, backed by the Small Business Administration.

See Note 7 for an additional subsequent event.